FOR IMMEDIATE RELEASE

Contacts:

Jeff Young Media Relations Akamai Technologies (617) 444-3913 jyoung@akamai.com	—or—	Sandy Smith Investor Relations Akamai Technologies (617) 444-2804 ssmith@akamai.com

AKAMAI ANNOUNCES RESULTS OF TENDER OFFER
FOR A PORTION OF ITS 5 1/2% CONVERTIBLE NOTES

CAMBRIDGE, MA, March 24, 2004 – Akamai Technologies, Inc. (Nasdaq: AKAM) today announced the results of its “Modified Dutch Auction” cash tender offer for up to $101 million in aggregate principal amount of its outstanding 5 1/2% Convertible Subordinated Notes due 2007. The offer expired at 9:00 a.m., Eastern time, on March 24, 2004.

In accordance with the terms of its offer, Akamai has accepted for payment $39,878,000 million in aggregate principal amount of the notes, which constitute all of the notes validly tendered and not withdrawn, including $4,005,000 in principal amount of notes subject to satisfactory delivery of notes tendered by notice of guaranteed delivery. Akamai will purchase the notes at a purchase price of $1,012.50 per $1,000 of principal amount of the notes.

The purchase price applies to all notes accepted for payment pursuant to the offer.

The Blackstone Group L.P. acted as dealer manager, Citigate Financial Services acted as the information agent, and U.S. Bank National Association is acting as the depositary in connection with the offer.

About Akamai

Akamai® is the global leader in distributed computing solutions and services, making the Internet predictable, scalable, and secure for conducting profitable e-business. The Akamai on demand platform enables customers to easily extend their Web operations – with full control – anywhere, anytime, without the cost of building out infrastructure. Headquartered in Cambridge, Massachusetts, Akamai serves hundreds of today’s most successful enterprises and government agencies around the globe. Akamai is The Business Internet. For more information, visit www.akamai.com.

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